UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number 001-38515

	A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Evergy, Inc. 401(k) Savings Plan (hereinafter referred to as the Plan)

	B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Evergy, Inc. 1200 Main Street Kansas City, Missouri 64105

Internal Use Only

EVERGY, INC. 401(k) SAVINGS PLAN

TABLE OF CONTENTS
		Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM		2-3

FINANCIAL STATEMENTS:

	Statements of Net Assets Available for Benefits as of December 31, 2023 and 2022	4

	Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2023	5

	Notes to Financial Statements as of December 31, 2023 and 2022 and for the Year Ended December 31, 2023	6-14

SUPPLEMENTARY INFORMATION:

	Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2023	15

Note:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and
Regulations for Reporting and Disclosure under the Employee Retirement Income Security
	Act of 1974, as amended, have been omitted because they are not applicable.

	EXHIBITS

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm – Mayer Hoffman McCann P.C.

Report of Independent Registered Public Accounting Firm

Participants and Administrative Committee
Evergy, Inc. 401(k) Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Evergy, Inc. 401(k) Savings Plan (the Plan) as of December 31, 2023 and 2022, and the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2023 (Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Mayer Hoffman McCann P.C.

We have served as the Plan's auditor since 2014.

Kansas City, Missouri
June 14, 2024

EVERGY, INC. 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2023 AND 2022

	2023	2022
ASSETS:
Participant-directed investments–at fair value (Note 3)	$1,311,449,304	$1,226,397,651
Receivables:
Notes receivable from participants	21,496,809	21,331,203
Employer contributions	3,394,295	3,057,147
Other	32,410	36,708
Total receivables	24,923,514	24,425,058

NET ASSETS AVAILABLE FOR BENEFITS	$1,336,372,818	$1,250,822,709

See notes to financial statements.

EVERGY, INC. 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEAR ENDED DECEMBER 31, 2023

Additions:
Investment income:
Net appreciation in fair value of investments	$168,197,230
Interest	141,013
Dividends	8,162,596
Net investment gain	176,500,839

Contributions:
Employer contributions	23,903,844
Participant contributions	54,463,747
Rollovers	2,787,592
Total contributions	81,155,183

Interest income on notes receivable from participants	1,441,043

Total additions	259,097,065

Deductions:
Benefits paid to participants	172,422,223
Administrative expenses	1,124,733
Total deductions	173,546,956

INCREASE IN NET ASSETS	85,550,109

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	1,250,822,709

End of year	$1,336,372,818

See notes to financial statements.

EVERGY, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023 AND 2022 AND FOR THE YEAR ENDED DECEMBER 31, 2023
___________________________________________________________________________

1.    PLAN DESCRIPTION

The following description of the Evergy, Inc. 401(k) Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General - The Plan is a defined contribution plan sponsored by Evergy, Inc. that covers all full-time and part-time employees of Evergy Metro, Inc. (Metro) and Evergy Kansas Central, Inc. (EKC). The Company serves as the administrator of the Plan. Empower Retirement (Empower) serves as the recordkeeper for the Plan. Empower Trust Company, LLC serves as the trustee for the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

An Employee Stock Ownership Plan (ESOP) component was added to the Plan on January 1, 2002 for participants in the Evergy Metro Plan and on January 1, 2003 for the participants in the Evergy Kansas Central Plan. As of December 31, 2023, the ESOP component consisted of the portion of the Plan that was invested in shares of common stock of Evergy, Inc. (Parent common stock). Adding this component gives participants the option of receiving a direct cash distribution of any dividends paid on such Parent common stock held in participant elective contribution accounts and, if they are 100% vested as of the dividend record date, their Company match accounts. Dividends paid on Parent common stock are automatically reinvested, unless cash distribution was elected.

Eligibility - An employee becomes eligible to participate the first date the employee completes an hour of service and has made an election to make elective contributions including automatic contribution elections.

Employees’ participation in the Plan is defined based on employment dates and the original Company of hire. Metro non-union employees who were hired prior to September 1, 2007 could elect to continue to participate under the existing “Old Program” plan provisions (provisions prior to January 1, 2008) or under modified plan provisions “New Program”. Metro union employees hired before October 1, 2013 participate in the Old Program. Effective October 1, 2013, newly hired or rehired Metro union employees participate under the “Cash Balance Matching Program”. Effective January 1, 2014, newly hired or rehired non-union Metro employees participate in the “New Program Plus” feature of the Plan. “Post-Program Employees” are Metro non-union employees who first became eligible to participate on or after September 1, 2007 and before January 1, 2014. Effective December 1, 2019 “EKC Original Savings Employees” are EKC non-

union employees whose first date of employment is before May 31, 2018. “EKC Enhanced Savings Employees” are EKC non-union employees whose first day of employment or re-employment is after May 30, 2018. “Wolf Creek Savings Employees” are Wolf Creek union and non-union employees and “Wolf Creek Enhanced Savings Employees” are Wolf Creek non-union employees whose first day of employment or re-employment is after December 31, 2018.

Contributions – Contributions to the Plan include pre-tax and Roth contributions made by participants, Company matching contributions, non-elective Company contributions, and participant rollovers from other plans. Participants may change their contribution percentage as often as they would like and such changes are effective as soon as administratively possible, generally within two pay periods. Company matching contributions may be made in either cash or in Parent common stock, generally at the option of the Company. The Plan does not allow a participant to direct the Trustee to invest more than 15% of the participant’s account in Parent common stock.

Participants can contribute between one percent and 75% of eligible compensation as defined in the Plan subject to Plan and Internal Revenue Code (IRC) limitations. Contributions made by Cash Balance Matching Program participants, EKC Original Savings Employees and Wolf Creek Savings Employees up to the first six percent of eligible earnings, as defined by the Plan, are matched 75% by the Company. Wolf Creek Savings Employees that are part of one of the following groups, non-union and hired before January 1, 2013, are members of the Local Union No. 252 United Government Security Officers of America and hired before January 1, 2015, or members of Local Union No. 304 of the International Brotherhood of Electrical Workers and hired before January 1, 2016 receive Company matching contributions of 50% of the first six percent of eligible earnings as defined in the Plan document. Old Program Employees also receive company matching contributions of 50% of the first six percent of eligible earnings. Post Program, New Program and New Program Plus, EKC Enhanced Savings Employees and Wolf Creek Enhanced Savings Employees receive Company matching contributions equal to 100% of the first six percent of eligible compensation as defined in the Plan document and receive an annual non-elective contribution equal to four percent of eligible compensation.

Participants are immediately eligible to participate and receive Company matching contributions. Participants are eligible for non-elective contributions after completion of 1000 hours of service. Participants who have attained age 50 are eligible to make catch-up contributions subject to Plan and IRC limitations.

Subsequent to December 31, 2023, employer contributions of $3,394,295 attributable to the 2023 plan year were credited to participant accounts. These contributions were contributed by the Company in cash and Parent common stock based upon participant elections and are therefore presented as a receivable on the statement of net assets available for benefits as of December 31, 2023. Included in the contribution receivable was $2,545,656 as a non-elective contribution for those participants in the New Program Plus program. Subsequent to December 31, 2022, employer contributions of $3,057,147 attributable to the 2022 plan year were credited to participant accounts. These contributions were funded by the Company in cash and Parent common stock and are therefore presented as a receivable on the statement of net assets available for benefits as of December 31, 2022. Included in the contribution receivable was $1,982,995 as a non-elective contribution for those participants in the New Program Plus program.

Investments – The Plan currently offers investment options which include four mutual funds, one money market fund, Parent common stock, 21 common/collective trust funds and a self-directed brokerage account. Matching contributions are directed into a target date mutual fund based on the participant’s normal retirement age unless the employee makes an affirmative election for a different investment option(s). Employee contributions are also invested in a target date fund based on the participant’s age unless the participant makes an affirmative election for a different investment option(s).
Participant Accounts – Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings/losses. A fee covering administrative costs of the Plan such as recordkeeping, auditing, legal, investment advisory and trustee/custodial services is deducted from participant accounts quarterly. This quarterly charge may be offset by credits to the participant’s account based on agreements between the fund providers in the participant’s portfolio and Empower. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting – Participants are vested immediately in their elective contributions, Company matching contributions and actual earnings thereon. Participants vest in non-elective contributions after three years of service. Cash Balance Matching Program employees vest in Company matching contributions on a six-year graded vesting schedule.

Notes Receivable from Participants - Participants are permitted to borrow a specified portion of the balance in their individual account. Loan interest rates and terms are established by the Management Administrative Committee. Loans are evidenced by promissory notes payable to the Plan over a period up to five years for general purpose loans and up to 30 years for principal residence loans.

Payment of Benefits – Benefits are recorded when paid. Upon retirement, death, disability or termination of employment, all vested balances are paid to the participant or the participant’s beneficiaries in accordance with Plan terms. If the value of the participant’s account balance is $5,000 or less, payment shall be made to the participant as soon as practicable following termination of employment in a single lump sum distribution unless the participant directs the Plan to roll his or her account balance to another qualified plan or IRA.

Forfeited Accounts - At December 31, 2023 and 2022, there were $83,736 and $54,956 in forfeited non-vested accounts, respectively. These accounts will be used to pay expenses for administering the Plan or to reduce future matching contributions and/or New Program Plus contributions at the end of the plan year in which they became forfeitures. Forfeitures in the amount of $0 were used to pay 2023 administrative expenses. Forfeitures in the amount $71,570 were used to offset employer contributions for the year ended December 31, 2023. At December

31, 2023 and 2022, there were $73,584 and $83,088 in the ERISA Spending Account, respectively. This account will be used to pay expenses for administering the Plan. ERISA Spending Account funds in the amount of $114,972 were used to pay 2023 administrative expenses.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks, Uncertainties and Concentrations - The Plan utilizes various investment instruments, including Parent common stock, mutual funds, various investment options through a self-directed brokerage account and common/collective trust funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Market risks include global events which could impact the value of the investment securities, such as pandemic or international conflict. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the fair value of investment securities will occur in the near term and such changes could materially affect participant accounts and the amounts reported in the financial statements. At December 31, 2023, approximately three percent of the Plan's investments are invested in Parent common stock.

Investment Valuation and Income Recognition - The Plan's investments are reported at fair value. Fair value of a financial instrument is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date.

Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and administrative expenses charged to the Plan for the Plan’s investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, investment management fees and administrative expenses are reflected as a reduction of investment income for such investments.

Administrative Expenses - Administrative expenses of the Plan are paid by either the Plan or the Company, as provided in the Plan document and governing contract. Investment-related expenses are included in net appreciation in fair value of investments.

Payment of Benefits - Benefit payments to participants are recorded when paid.

3.    FAIR VALUE OF INVESTMENTS

GAAP establishes a hierarchical framework for disclosing the transparency of the inputs utilized in measuring assets and liabilities at fair value. The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the classification of assets and liabilities within the fair value hierarchy levels. In addition, the Plan measures certain investments that do not have a readily determinable fair value at net asset value (NAV), which are not included in the fair value hierarchy. Further explanation of these levels and NAV is summarized below.
Level 1 – Quoted prices are available in active markets for identical assets. The types of assets included in Level 1 are highly liquid and actively traded instruments with quoted prices.
Level 2 – Pricing inputs are not quoted prices in active markets but are either directly or indirectly observable.
Level 3 – Significant inputs to pricing have little or no transparency. The type of assets included in Level 3 are those with inputs requiring significant judgment or estimation.
NAV – Investments that do not have a readily determinable fair value are measured at NAV. These investments do not consider the observability of inputs and, therefore, are not included within the fair value hierarchy.
Asset Valuation Techniques - Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used. There have been no changes in the methodologies used at December 31, 2023 and 2022.
Common Stocks - Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual Funds and Money Market Fund - Valued at the daily closing price as reported by the fund. Mutual funds and the money market fund held by the Plan are open-ended funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds and the money market fund held by the Plan are deemed to be actively traded.
Common/Collective Trust Funds - Valued at the net asset value of units of a bank collective trust or its equivalent. The net asset value as provided by the trust is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the trust less its liabilities. This practical expedient is not used when it is determined to be probable that the trust will sell the investment for an amount different than the reported net asset value. Participant transactions (purchases and sales) may occur daily. If the Plan were to initiate a full redemption of a collective trust, the investment advisor generally reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

The following tables set forth by level within the fair value hierarchy provide a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2023 and 2022.

	Total December 31, 2023	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Parent common stock	$40,932,721	$40,932,721	$—	$—
Money market fund	18,672,416	18,672,416	—	—
Mutual funds	76,857,424	76,857,424	—	—
Self-directed brokerage account(a)	39,734,675	39,734,675	—	—
Total assets measured at fair value	176,197,236	$176,197,236	$—	$—

Common/collective trust funds measured at Net Asset Value	1,135,252,068
Total Investments at fair value	$1,311,449,304

	Total December 31, 2022	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Parent common stock	$53,679,888	$53,679,888	$—	$—
Money market fund	17,979,156	17,979,156	—	—
Mutual funds	73,606,288	73,606,288	—	—
Self-directed brokerage account(a)	33,688,494	33,688,494	—	—
Total assets measured at fair value	178,953,826	$178,953,826	$—	$—

Common/collective trust funds measured at Net Asset Value	1,047,443,825
Total Investments at fair value	$1,226,397,651
(a)The brokerage account is invested in a variety of classes of common stocks, mutual funds and exchange-traded funds as directed by participants.

The valuation methods as described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

4.    RELATED PARTIES AND PARTIES-IN-INTEREST TRANSACTIONS

Empower serves as Recordkeeper of the Plan. Empower Trust Company, LLC (Empower) serves as trustee of the Plan. Plan investments at December 31, 2023 and 2022 include shares of Parent common stock and the self-directed brokerage account administered by Empower. Therefore, these transactions qualify as exempt party-in-interest transactions. Fees incurred by the Plan for the investment management services are included in net appreciation in fair value of investments, as they are paid through revenue sharing, rather than a direct payment. Direct fees totaling $372,734 were paid to Empower in 2023. Empower Advisory Group, LLC, a wholly-owned subsidiary of Empower, provided managed investment services to certain participants and received fees totaling $634,787 in 2023.
As of December 31, 2023 and 2022, the Plan held 784,017 and 853,009 shares of common stock of Evergy, Inc., the sponsoring employer, respectively. During the year ended December 31, 2023, the Plan recorded dividend income from the Parent common stock of $1,964,966.
5.    PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the participants would become 100% vested in all Company contributions.
6.    FEDERAL INCOME TAX STATUS
The IRS (Internal Revenue Service) has determined and informed the Company by a letter dated February 28, 2022, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress.

7.    NET ASSET VALUE (NAV) PER SHARE
The following table for December 31, 2023 and 2022 sets forth a summary of the Plan’s investments reported at NAV.

Investment	Fair Value – December 31, 2023*	Fair Value – December 31, 2022*	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period

American Century Retirement Date Trust-XI funds	$491,529,199	$464,693,778	Daily	None	None
State St S&P 500 Index SL CL II	212,328,072	175,592,301	Daily	None	None
State St Russell Small/Mid IDX SL CL II	81,135,302	66,915,978	Daily	None	None
State St Global All CP Eq EX-US IDX SL CL II	80,430,033	70,121,643	Daily	None	None
MFS Growth Equity Fund CLS	69,174,382	56,181,417	Daily	$1 million	5 business days
State St US Bond Index SL CL XIV	65,819,258	60,439,170	Daily	None	None
Goldman Sachs Stable Value Inst CL 1	51,299,635	67,099,400	Daily	None	12 months at Plan Level
Putnam Large CAP Value Trust IA	25,883,211	23,782,705	Daily	None	5 business days at Plan Level
Prudential Core Plus Bond Fund Class 12	22,284,888	27,357,751	Daily	None	None
Carillon Eagle Mid Cap Growth CIT FDRS	21,145,252	19,799,593	Daily	$1 million	5 business days
Clearbridge Small Cap Growth R2 CIT	8,166,796	8,071,078	Daily	$1 million or 10% of net assets	5 business days
Pioneer Multi-sector Fixed Income CL R1	6,056,040	7,389,011	Daily	Withdrawals exceeding $1 million	5 business days at Plan Level

Total	$1,135,252,068	$1,047,443,825
*The fair value of the investments has been assessed using the net asset value as a practical expedient.

8.    SUBSEQUENT EVENTS
The Company monitors significant events occurring after the statement of net assets available for benefits date and prior to the issuance of the financial statements to determine the impact, if any, of events on the financial statements issued. All subsequent events of which the Company is aware were evaluated through the filing date of this Form 11-K.

* * * * * *

EVERGY, INC. 401(k) SAVINGS PLAN EMPLOYER ID NO. 82-2733395, PLAN NO. 006
FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2023
(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
	State St S&P 500 Indx Sl Cl Ii	Common/Collective Trust Fund	**	$212,328,072
	State St Russell Small/Mid Idx Sl Cl Ii	Common/Collective Trust Fund	**	81,135,302
	State St Gbl Allcp Eq Ex-Us Idx Sl Cl Ii	Common/Collective Trust Fund	**	80,430,033
	American Century Ret 2030 Tr Cl Xi	Common/Collective Trust Fund	**	78,801,282
	American Century Ret 2035 Tr Cl Xi	Common/Collective Trust Fund	**	76,350,347
	American Century Ret 2045 Tr Cl Xi	Common/Collective Trust Fund	**	72,764,565
	American Century Ret 2040 Tr Cl Xi	Common/Collective Trust Fund	**	71,767,794
	Mfs Growth Equity Fund Cl S	Common/Collective Trust Fund	**	69,174,382
	State St Us Bnd Indx Sl Cl Xiv	Common/Collective Trust Fund	**	65,819,258
	American Century Ret 2050 Tr Cl Xi	Common/Collective Trust Fund	**	51,429,434
	Goldman Sachs Stable Value Inst Cl 1	Common/Collective Trust Fund	**	51,299,635
	American Century Ret 2025 Tr Cl Xi	Common/Collective Trust Fund	**	49,221,687
*	Evergy, Inc.	Common Stock	**	40,932,721
	American Century In Retirement Tr Cl Xi	Common/Collective Trust Fund	**	35,778,977
	American Century Ret 2055 Tr Cl Xi	Common/Collective Trust Fund	**	31,079,651
	Putnam Large Cap Value Trust Ia	Common/Collective Trust Fund	**	25,883,211
	Victory Sycamore Established Value R6	Mutual Fund	**	24,748,544
	Mfs New Discovery Value R6	Mutual Fund	**	22,715,354
	Prudential Core Plus Bond Fund Class 12	Common/Collective Trust Fund	**	22,284,888
	American Century Ret 2060 Tr Cl Xi	Common/Collective Trust Fund	**	21,731,460
	Carillon Eagle Mid Cap Growth Cit Fdrs	Common/Collective Trust Fund	**	21,145,252
	T. Rowe Price Overseas Stock I	Mutual Fund	**	19,378,980
	Jpmorgan 100% U.S. Tr Sec Mm Inst	Money Market Fund	**	18,672,417
	Jpmorgan Emerging Markets Equity R6	Mutual Fund	**	10,014,546
	Clearbridge Small Cap Growth R2 CIT	Common/Collective Trust Fund	**	8,166,796
	Pioneer Multi-Sector Fixed Income CL R1	Common/Collective Trust Fund	**	6,056,040
	American Century Ret 2065 Tr Cl Xi	Common/Collective Trust Fund	**	2,604,002
*	Empower Self-Directed Brokerage Accounts	Brokerage Account	**	39,734,674
*	Participant Loans	Various participants, interest rates ranging from 4.25% to 10.50% maturing through 2049	**	21,496,809
				$1,332,946,113
*	Represents party-in-interest to the Plan.
**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Evergy, Inc. 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EVERGY, INC. 401(k) SAVINGS PLAN

By:	/s/ John T. Bridson
John T. Bridson

By:	/s/ Ryan P. Mulvany
Ryan P. Mulvaney

By:	/s/ Heather A. Humphrey
Heather A. Humphrey

By:	/s/ Kirkland B. Andrews
Kirkland B. Andrews

By:	/s/ Lesley L. Elwell
Lesley L. Elwell

June 14, 2024